EXHIBIT 12.1

APPROACH RESOURCES INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
(in thousands, except ratios)	2010		2011		2012		2013		2014
COMPUTATION OF EARNINGS
Earnings before income taxes	$11,562		$10,730		$9,722		$114,763		$89,864
Fixed charges	2,219		3,426		4,766		4,766		21,670

	$13,781		$14,156		$14,488		$128,916		$111,534

COMPUTATION OF FIXED CHARGES:
Interest expense(1)	$2,198		$3,402		$4,737		$14,125		$21,656
Implicit interest in rent	21		24		29		28		14

	$2,219		$3,426		$4,766		$14,153		$21,670

Ratio of earnings to fixed charges (2)	6.21	x	4.13	x	3.04	x	9.11	x	5.15	x

(1)	For purposes of computing this ratio, we have excluded interest income from interest expense amounts reported on the consolidated statement of operations.
(2)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio, the numerator consists of the sum of (i) earnings, which includes income before income taxes, and (ii) fixed charges. The denominator consists of fixed charges, which includes interest expense and a portion of rentals representative of an implicit interest factor for such rentals.